UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2026

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐      No ☒

MATERIAL EVENT

EMBOTELLADORA ANDINA S.A

Santiago, August 6, 2026

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
TAXPAYER I.D.	:	91.144.000-8

Re.:	Notice of issuance of Series J Bonds of Embotelladora Andina S.A.

By means of this letter, duly authorized for this purpose and pursuant to Article 9 and the second paragraph of Article 10 of Law No. 18,045 on the Securities Market, and General Rule No. 30 of the Financial Market Commission (hereinafter the “Commission”), I hereby report to you, as a material event regarding Embotelladora Andina S.A. (hereinafter the “Company”), its business, or its publicly offered securities, as follows:

Today, the Company placed dematerialized, bearer bonds of Series J (ticker symbol BANDI-J) in the local market, drawn against the bond line registered with the Commission’s Securities Registry under number 972 (hereinafter the “Series J Bonds”). The Series J Bonds were issued for a total amount of 2,500,000 Unidades de Fomento (UF), at an interest rate of 2.95%, with an annual coupon rate of 3.10%, maturing on September 30, 2030.

The proceeds from the issuance of the Series J Bonds will be used to refinance liabilities, fund investments, and/or for other corporate purposes of the Company and/or its Subsidiaries, on the terms set forth in the issuance documents. It is hereby noted that it is the Company’s intention that an amount equivalent to the proceeds of this issuance be allocated, in whole or in part, to refinance or finance one or more new or existing green projects eligible under the “Coca-Cola Andina Green Bond Framework / Sustainable Bond Framework”.

Without further matters to raise, we remain, Yours sincerely,

Jaime Cohen Arancibia
Chief Legal Officer
EMBOTELLADORA ANDINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, August 6th, 2026.